[Letterhead of PureRay Corporation]
March 9, 2009
VIA EDGAR
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: PureRay Corporation
Form 10-Q for the Period Ended July 31, 2008
Filed September 19, 2008
File No. 0-32089
Dear Ms. Thompson:
     In connection with the submission of PureRay Corporation’s (the “Company’s”) response to the comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated November 6, 2008, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact me at (404) 869-6242.

Sincerely,
/s/ Jefrey M. Wallace
Jefrey M. Wallace
Chief Executive Officer, President and Secretary